

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

Mail Stop 3561

October 25, 2007

Mr. Thomas C. Braum, Jr.
Executive Vice President and Chief Financial Officer
Handleman Company
500 Kirts Boulevard
Troy, Michigan 48084-5225

> **RE:** **Handleman Company**
> **Form 10-K for Fiscal Year Ended April 28, 2007**
> **Filed June 29, 2007**
> **Form 8-K Filed June 29, 2007**
> **File No. 1-7923**

Dear Mr. Braum:

      We have reviewed the responses in your letter dated September 14, 2007 and have the following additional comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanations. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Item 8. Financial Statements and Supplementary Data, page 29

Notes to Consolidated Financial Statements, page 36

Note 5. Goodwill and Intangible Assets, page 47

1. We considered your response to comment number nine from our comment letter dated August 10, 2007 and reviewed the disclosures included in Form 10-Q for the quarterly period ended July 28, 2007. Please tell us and disclose in future filings the terms of material royalty arrangements related to your supply, development and license agreements. Also tell us whether you have any minimum royalty commitments and the amount of royalty expense for the years presented. If material, please disclose royalty commitments and royalty expense in future filings.

Note 12. Segment Information, page 63

2. We considered your response to comment number 13 from our comment letter dated August 10, 2007. Operating segments that do not meet the quantitative thresholds of paragraph 18 of SFAS 131 should not be combined with other operating segments that meet the quantitative thresholds unless the aggregation criteria in paragraph 17 of SFAS 131 are met. Operating segments that do not meet the quantitative thresholds may be combined with information about other operating segments that do not meet the quantitative thresholds to produce a reportable segment when the operating segments have similar economic characteristics and share a majority of the aggregation criteria listed in paragraph 17 of SFAS 131. Refer to paragraph 19 of SFAS 131 and EITF 04-10. As you acknowledged in your response that the economic characteristics of REPS and the category management and distribution operations segments are dissimilar, please revise future filings to report information about the REPS operating segment separately or in an "all other" category. Refer to paragraph 21 of SFAS 131.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments. Please submit your response letter on EDGAR.

If you have any questions regarding these comments, please direct them to Adam Phippen, Staff Accountant, at (202) 551-3336. In his absence, please direct your questions to me at (202) 551-3344.

Sincerely,

William Thompson
Branch Chief